Exhibit 99.2

OLYMPIA

Trust Company

Corporate & Shareholder Services

May 24, 2007

Filed Via SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Government of New Brunswick, Securities Administration Branch

Nova Scotia Securities Commission

Securities Commission of Newfoundland & Labrador

Prince Edward Island, Dept. of Community Affairs & Attorney General

Government of Yukon, Registrar of Securities

Government of the Northwest Territories, Registrar of Securities

Government of Nunavut, Registrar of Securities

TSX Venture Exchange

Dear Sirs:

Subject:    Poly-Pacific International Inc. (the “Corporation”)

                  Notice of Meeting and Record Date

_________________________________________________________

We are pleased to confirm the following information with respect to the Corporation’s upcoming Annual meeting of shareholders:

Meeting Date:	July 6, 2007
Record Date for Notice:	June 6, 2007
Record Date for Voting:	June 6, 2007
Beneficial Ownership Determination Date:	June 6, 2007
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA7319111034
Meeting Location:	Edmonton, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Lindsay Kelly”

Lindsay Kelly

Corporate Administrator

Corporate & Shareholder Services

Direct Dial: (403) 261-8466

cc: CDS & Co.

_________________________________________________________________________________

2300, 125 – 9th Avenue SE, Calgary, AB T2G 0P6 Tel. (403) 261-0900 Fax (403) 265-1455

460 Sun Life Place, 10123 – 99th Street, Edmonton, AB T5J 3H1 Tel. (780) 702-1270 Fax (780) 408-3382